# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MDA Space Ltd., CIK 0001857047
CUSIP: 55293N109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 7500 Financial Drive, Ontario, Canada (Federal Level) (Z4), L6Y 6K7
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001788137

## Reporting persons
- PPF Group a.s.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 10,833,333; sole dispositive power 0; shared dispositive power 10,833,333; aggregate amount beneficially owned 10,833,333 (7.8% of the class)
- PPF Management Services B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 10,833,333; sole dispositive power 0; shared dispositive power 10,833,333; aggregate amount beneficially owned 10,833,333 (7.8% of the class)
- AMALAR HOLDING s.r.o.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 10,833,333; sole dispositive power 0; shared dispositive power 10,833,333; aggregate amount beneficially owned 10,833,333 (7.8% of the class)
- Renata Kellnerova: type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 10,833,333; sole dispositive power 0; shared dispositive power 10,833,333; aggregate amount beneficially owned 10,833,333 (7.8% of the class)

## Item 1. Issuer
Name of issuer: MDA Space Ltd.
Address of issuer's principal executive offices: 7500 Financial Drive, Brampton, Ontario, Canada L6Y 6K7

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by PPF Management Services B.V., PPF Group a.s., AMALAR HOLDING s.r.o. and Renata Kellnerova (each a "Reporting Person" and collectively the "Reporting Persons").
Address of principal business office or, if none, residence:
The principal business address/residence for each of the Reporting Persons is as follows: (1) for Mrs. Renata Kellnerova - c/o PPF a.s., Evropska 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic; (2) for PPF Group a.s. and AMALAR HOLDING s.r.o. - Evropska 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic and (3) for PPF Management Services B.V. - Zuidplein 168,
1077XV Amsterdam, the Netherlands.
Citizenship: The information set forth in Row 4 of the cover page for each of the Reporting Persons is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information set forth in Row 9 of the cover page for each of the Reporting Persons is incorporated herein by reference.

PPF Management Services B.V. directly holds the securities reported as beneficially owned by the Reporting Persons in this Schedule 13G. PPF Management Services B.V. is wholly owned by PPF
Group a.s., which is indirectly wholly owned by AMALAR HOLDING s.r.o., which is majority owned by Renata Kellnerova.
Percent of class:
The information set forth in Row 11 of the cover page for each of the Reporting Persons is incorporated herein by reference.

The percentages of class set forth in this Schedule 13G are calculated based upon an aggregate of 138,750,977 common shares outstanding as of May 5, 2026, as reported in Exhibit 99.2 to the
Issuer's Form 6-K filed on May 7, 2026.
Sole power to vote or to direct the vote: The information set forth in Row 5 of the cover page for each of the Reporting Persons is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row 6 of the cover page for each of the Reporting Persons is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row 7 of the cover page for each of the Reporting Persons is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row 8 of the cover page for each of the Reporting Persons is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- PPF Group a.s.: /s/ Katerina Jiraskova, Katerina Jiraskova/Co-CEO, Director (05/12/2026)
- PPF Management Services B.V.: /s/ Jan Cornelis Jansen, Jan Cornelis Jansen/Director (05/12/2026)
- AMALAR HOLDING s.r.o.: /s/ Renata Kellnerova, Renata Kellnerova/Director (05/12/2026)
- Renata Kellnerova: /s/ Renata Kellnerova, Renata Kellnerova (05/12/2026)